Exhibit 4.3

                               OMNICOM GROUP INC.

                              Director Equity Plan
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1.    Purposes. This Plan has been established to provide for the award of common shares to members of Omnicom's Board who are not employees or former employees and to otherwise allow these directors to participate in the ownership of Omnicom's common shares.

2.    Administration.

      (a) The Plan will be administered by the Compensation Committee of Omnicom's Board of Directors, which will have full power and authority, subject to the provisions of the Plan, to supervise administration, and to interpret the provisions, of the Plan and to authorize and supervise any issuance or payment of common shares and any crediting or payment of Deferred Shares (as defined in Section 6 below). No participant in the Plan will participate in the making of any decision with respect to any question relating to common shares issued under the Plan to that participant only.

      (b) Any determination or action of the Committee in connection with the interpretation or administration of the Plan will be final, conclusive and binding on all parties. No member of the Committee will be liable for any determination made, or any decision or action taken, with respect to the Plan or any issuance of common shares under the Plan.

3. Eligibility. Each member of Omnicom's Board who is not an Omnicom employee or a former Omnicom employee will be eligible to receive common shares in accordance with this Plan, provided that shares remain available for issuance hereunder in accordance with Section 4.

4. Shares Subject to the Plan. The shares that may be issued or credited to accounts pursuant to Section 6 of the Plan will be 50,000 common shares, subject to adjustment in accordance with Section 11. Common shares that may be issued or credited to accounts under Section 7(a) will not be counted against this limit. The adoption of the Plan constitutes a reservation of 50,000 common shares for issuance under the Plan.

5. Compensation in General. The amount of the director retainer fee, the director fees for attendance at meetings of Omnicom's Board and/or committees thereof and any other compensation paid to the directors for services as a director (collectively, the "Director Compensation") will be determined from time to time in accordance with Omnicom's By-laws and applicable law.

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6.    Compensation in the Form of Common Shares. Each participant will receive on a quarterly basis a number of common shares equal to $17,500 (or such other amount as determined by the Board from time to time) divided by the Fair Market Value (as defined in Section 9(a) below) of one common share on the day immediately preceding the date of the award for services to be performed in the following quarter. The first quarterly payment will be paid on the first business day following the annual meeting of Omnicom's shareholders. Each participant may elect to have such common shares paid in the form of deferred shares ("Deferred Shares"), which will be credited to a book-keeping account in the name of the participant in accordance with this Plan. Such shares will count against the maximum number of shares authorized and reserved for issuance under the Plan.

7.    Further Elections.

      (a) Each Participant may elect to have all or any portion of the remainder of his or her Director Compensation payable in cash or common shares and may further elect to have any Director Compensation that the participant has elected to receive in common shares paid in the form of Deferred Shares, which will be credited to the participant's account. For the portion of a participant's Director Compensation that he or she elects to receive in common shares, the number of common shares to be issued will equal the cash amount that would have been paid divided by the Fair Market Value of one common share on the day immediately preceding the date on which such cash amount would have been paid.

      (b) An election pursuant Section 6 and 7(a) must be made in writing and delivered to Omnicom prior to the start of the calendar year for which the Director Compensation would be payable and such election will be irrevocable for the affected calendar year (the "Affected Year"). To elect to defer shares during the calendar year in which the Plan becomes effective, the participant must make an election pursuant to Section 6 and 7(a) prior to the date on which the Director Compensation will become earned and payable and such election will be irrevocable for the remainder of the Affected Year. To elect to defer shares during the first calendar year in which a director becomes eligible to participate in the Plan, the new director must make an election pursuant to Section 6 and 7(a) prior to the date on which the Director Compensation will become earned and payable and such election will be irrevocable for the remainder of the Affected Year. Each election will remain in effect until amended by a subsequent election pursuant to Section 8(b) below or until revoked in writing, and any revocation will become effective no earlier than the first day of the first calendar year commencing after such revocation is received by Omnicom. If a director does not file an election form by the specified date, he or she will receive $70,000 worth (or such other amount as determined by the Board from time to time) of his or her Director Compensation for the year in common shares on a current basis and will be deemed to have elected to receive the remainder of the Director Compensation in cash.



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8.    Deferral.

      (a) If a participant elects to receive Deferred Shares, there will be credited to the participant's account as of the day such Director Compensation would have been paid, the number of Deferred Shares which is equal to the number of common shares that would otherwise have been delivered to the Participant pursuant to Section 6 and/or
            Section 7(a) on such date. The Deferred Shares credited to the participant's account (plus any additional shares credited pursuant to Section 8(c) below) will represent the number of common shares that Omnicom will issue to the participant at the end of the deferral period.

      (b) The Deferred Shares will be subject to a deferral period beginning on the date of crediting to the participant's account and ending upon termination of service as a director or such other period as the participant may have elected. The period of deferral will be for a minimum period of one year, except in the case where the participant elects a deferral period determined by reference to his or her termination of service as a director. A participant may change the period of deferral by filing a subsequent election with Omnicom at least six months in advance of the date the participant would have received the compensation absent the subsequent election, provided that the period of deferral must be for a minimum period of one year from the date of the subsequent election. During the deferral period, the participant will have no right to transfer any rights under his or her Deferred Shares and will have no other rights of ownership therein.

      (c) A participant's account will be credited as of the last day of each calendar quarter with that number of additional Deferred Shares equal to the amount of cash dividends paid by Omnicom during such quarter on the number of common shares equivalent to the number of Deferred Shares in the participant's account from time to time during such quarter divided by the Fair Market Value of one common share on the day immediately preceding the last business day of such calendar quarter. Such dividend equivalents, which will likewise be credited with dividend equivalents, will be deferred until the end of the deferral period for the Deferred Shares with respect to which the dividend equivalents were credited.

      (d) Notwithstanding the foregoing provisions, (i) if, upon the participant's termination of service as a director, the value of the participant's account is less than $500, the amount of such participant's account, at the discretion of the Compensation Committee, may be immediately paid to the participant in cash or common shares, (ii) if a change in control of Omnicom occurs, the amount of each participant's account will immediately be paid to the participant in full and (iii) in the event of an unforeseeable emergency, as defined in section 1.457-2(h)(4) and (5) of the Income Tax Regulations, that is caused by an event beyond the control of the participant and that would result in severe financial hardship to the individual if acceleration were not permitted, the Compensation Committee may in its sole discretion accelerate the payment to the participant of the participant's account, but only up to the amount necessary to meet the emergency.


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9.    Definitions, etc.

      (a) For purposes of this Plan, the Fair Market Value of the common shares on any date means (i) the closing sale price per common share as reported on the principal exchange on which common shares are then trading, if any, or if there are no sales on such day, on the next preceding trading day during which a sale occurred or (ii) if clause (i) does not apply, the fair market value of a common share as determined by the Board.

      (b) Notwithstanding anything to the contrary contained in this Plan, it is a condition to the issuance of common shares or Deferred Shares that the transaction be registered under applicable securities laws and no participant will be able to receive common shares or Deferred Shares in payment of all or part of his or her Director Compensation unless and until such registration has been effected.

10. Delivery of Shares. Omnicom will make delivery of certificates representing the common shares which a participant is entitled to receive within a reasonable period of time.

11. Adjustments. In the event that, after the Effective Date of this Plan (as defined in Section 14), the number of outstanding common shares is increased or decreased or such shares are exchanged for a different number or kind of shares or other securities by reason of a recapitalization, reclassification, stock split-up or combination of shares, adjustments will be made by the Board in the number and kind of shares or other securities that are credited to accounts hereunder and that may be issued under this Plan as it deems to be appropriate.

12. Termination or Amendment of the Plan. The Compensation Committee may at any time terminate, suspend or amend the Plan, provided that any material amendment to the Plan, to the extent required by applicable law or stock exchange rules, will be subject to shareholder approval. An amendment or the termination of this Plan will not adversely affect the right of a participant to receive common shares issuable or cash payable at the effective date of the amendment or termination.

13.   Miscellaneous.

      (a) The rights, benefits or interests a participant may have under this Plan are not assignable or transferable and will not be subject in any manner to alienation, sale or any encumbrances, liens, levies, attachments, pledges or charges of the participant or his or her creditors.

      (b) To the extent that the application of any formula described in this Plan does not result in a whole number of common shares, the result will be rounded upwards to the next whole number.


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      (c)   The adoption and maintenance of this Plan will not be deemed to be a contract between Omnicom and the participant to retain his or her position as a director of Omnicom.

14. Effective Date of the Plan. The Plan will be effective immediately upon the date of its approval by the shareholders of Omnicom (the "Effective Date"). If this Plan is so approved, no new awards may be granted under Omnicom's restricted stock plan for non-employee directors, but outstanding restricted shares under the restricted stock plan for non-employee directors will not be affected.

                                 As Amended by the Compensation Committee of the Board of Directors on May 25, 2004.


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